DRC Resources Corporation

#601 - 595 Howe Street, Vancouver, B.C. V6C 2T5

Telephone: (604) 687-1629 ~ Fax: (604) 687-2845

E-mail address: drcresources@uniserve.com

Website: www.drcresources.com

TSX Symbol: DRC

Vice President of Exploration for Afton Copper-Gold Project

March 24, 2004, Vancouver, BC - DRC Resources is pleased to announce that Mr. Michael W.P. Hibbitts has joined the executive team as a senior officer, Vice President of Exploration, effective immediately, to be part of the Afton Copper-Gold Project. He will be responsible for managing the design, implementation and supervision of the underground exploration program to advance the Afton Project through the feasibility stage

Mr. Hibbitts is a Professional Geoscientist with over 25 years of mining and exploration experience, including six years with Northgate Exploration Ltd. where he was instrumental in the development of British Columbia's Kemess Mine from the initial stages to production at 53,000 tonnes per day. He gained extensive surface and underground mining experience through other key positions with major mining companies, including Noranda Mines and Sherritt Gordon Mines where he supervised feasibility studies and developed mines for production. He is the co-recipient of the 2002 E.A. Scholz Award for Excellence in Mine Development, presented by BC and Yukon Chamber of Mines, for his work on the Kemess Mine Project.

To assist Mr. Hibbitts in this final stage of exploration, the Company has retained SRK Consulting (Steffen Robertson and Kirsten) to provide engineering services for the final design of the underground exploration decline and subsequent development drilling for the feasibility study. The Company will be tendering the underground development work to mining contractors upon completion of the SRK engineering design.

On behalf of DRC Resources Corporation,

"John Kruzick"
John H. Kruzick
President and Chief Executive Officer

For further information on DRC Resources and the Afton Project, please contact:

DRC Resources Corporation

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements. Such forward-looking statements herein represent management's best judgement as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

DRC Resources Corporation's shares trade on the Toronto Stock Exchange (TSX: DRC). The TSX has neither approved nor disapproved the form or content of this release.